Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

November 25, 2011

Translation of Interview with Dominique Cerutti, NYSE Euronext Deputy CEO, from La Tribune, 25/11/2011:

Market operators

Markets have their say on NYSE Euronext-Deutsche Börse tie-up

Clients and competitors have until Monday to respond to a questionnaire from Brussels

Executives at NYSE Euronext and Deutsche Börse are most likely holding their breath. Last Thursday they submitted their initial proposed concessions to the European Commission [in the run-up to their merger], and Brussels has just launched a test phase targeting market participants -- a questionnaire sent to clients and competitors that is to be returned on Monday. Some analysts sound skeptical. NYSE Euronext and Deutsche Börse have agreed to sell off part of their overlapping operations in equity derivatives to a third party: Deutsche Börse, for example, will divest its activities in equity options, where the main market is NYSE Euronext Paris. “We think this first proposal will be seen as too limited, and that open access to Euroex Clearing (editor’s note: the clearing house operated by Deutsche Börse) will probably become obligatory in the future [revised] version of MiFID. As a result, the Commission is unlikely to be entirely appeased,” say analysts at Barclays. So for them, more concessions could well be necessary. The proposed divestments represent only a small share of trade volumes on Eurex/Liffe -- just 9%. And options and futures activities account for only 2% of Deutsche Börse’s revenues, for example.

“Sell overlapping activities”

“The Commission is not insisting that efforts at our end be punitive. That is not the idea,” says Dominique Cerutti, no. 2 at NYSE Euronext. “The point is to sell overlapping activities in areas where we were direct competitors, so as not to reduce competition in the market,” he explains. “And that is what we are offering to do.”

“For our rivals, the advantage of our offer of open and non-discriminatory access to Eurex Clearing for all competitors prepared to innovate in derivatives, is that they would be able to manage collateral for all open positions, and thus reduce their capital cost by allowing margin calls on consolidated positions only,” says Cerutti. Yet for one market participant “Genuine opening would have given users the option of clearing operations on Eurex/lLiffe through other clearing houses.” One issue addressed in the questionnaire is the obligation to respect a correlation with existing derivatives of less than 85% -- the threshold set by the two potential partners -- to take advantage of this access to Eurex Clearing and its impact on the introduction of new products. But NYSE Euronext is taking an optimistic view. And Dominique Cerutti hopes that when the time to decide comes, the appeal to European unity will carry the day. “NYSE Euronext-Deutsche Börse may be the last opportunity to build the world’s largest regulated market -- a European champion capable of staying the course alongside world leaders.”

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

 No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

 The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.